EXHIBIT 99.1

enCore Energy's NRC Source Materials License for Dewey-Burdock Project Now Final and Effective

NYSE American:EU
TSXV:EU
www.encoreuranium.com

FUELING THE FUTURE

CORPUS CHRISTI, Texas, March 20, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE: EU) (TSXV: EU) today announced that the challengers to the Nuclear Regulatory Commission's (NRC) granting of a Source Materials License to enCore Energy Corp's wholly-owned subsidiary Powertech (USA) Inc. have declined to seek review by the U.S. Supreme Court. The NRC license is now final and fully effective.

In a filing before the Environmental Protection Agency's (EPA) Environmental Appeals Board the Oglala Sioux, which had challenged the NRC license, stated "the Oglala Sioux does not oppose the lifting of the stay in this matter given the conclusion of the proceedings in the U.S. Court of Appeals for the D.C. Circuit."  The Oglala Sioux thereby confirmed its decision not to seek Supreme Court review of the NRC license.

Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges to the Dewey-Burdock Project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.

For more information on the D.C. Circuit proceeding see enCore's news release dated December 15, 2022: United States Court of Appeals Upholds Nuclear Regulatory Commission's Handling of enCore Energy's Dewey Burdock Project Source Material License.

The Dewey Burdock Project, South Dakota

The Company's 100% owned Dewey Burdock Project is an in-situ recovery ("ISR") uranium project located in the Edgemont uranium district, South Dakota and is comprised of 12,613 surface acres and 16,962 net mineral acres. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and Preliminary Economic Assessment ("PEA")2. The PEA indicates that the project has compelling economic potential at current U3O8 market prices.

Dewey Burdock Project ISR Mineral Resource Estimate[1]	Measured Resources	Indicated Resources	Measured plus Indicated Resources	Inferred Resources
Tons	5,419,779	1,968,443	7,388,222	645,546
Average grade (%U3O8)	0.132	0.072	0.116	0.055
Average thickness (feet)	5.56	5.74	5.65	5.87
Average grade- thickness ("GT")	0.733	0.413	0.655	0.324
Uranium (pounds) at a 0.20 GT cut-off	14,285,988	2,836,159	17,122,147	712,624

Initial capital expenditures are estimated at $31.7 million. The Dewey Burdock Project is forecast to produce 14.3 million pounds of U3O8 over its 16 years of production and the projected cash flows of the Dewey Burdock Project are expected to be positive in the second year of production, two years after the commencement of construction.

The Dewey Burdock PEA resulted in a pre-income tax NPV of $171.3 million at a discount rate of 8% and an IRR of 55% compared to a post-income tax NPV of $147.5 million at a discount rate of 8% and an IRR of 50%. The Dewey Burdock PEA post-income tax calculations do not include a corporate level assessment of income tax liabilities; taxes have only been calculated at the Dewey Burdock Project level. The estimate of income tax at the corporate level is subject to a number of additional considerations that have not been factored in when calculating income taxes at the project level, including, but not limited to, the capital structure to finance the Dewey Burdock Project, which has not yet been determined, and loss carry forwards available at the corporate level.

The Dewey Burdock PEA estimated uranium prices of $55/lb U3O8, direct cash operating costs of $10.46 per pound of production and royalties and local taxes (excluding property tax) of $5.15 per pound of production. The total pre-income tax cost of uranium production is estimated to be $28.88 per pound of production.  Income taxes are estimated to be $3.39 per pound of production.

Details of the assumptions and parameters used with respect to the Dewey Burdock PEA, including information on data verification, are set out in the "NI 43-101 Technical Report Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA", dated December 22, 2020, with an effective date of December 3, 2019, by Yovich, M., PE and S. Cutler, PG, a copy of which is available under the Company's profile at www.sedar.com. The Dewey Burdock mineral resource estimate includes resources in the measured, indicated and inferred classes. However Yovich and Cutler (2020) concluded the resources in the inferred class are considered too speculative geologically to have the economic considerations to be included in the PEA. The Dewey Burdock PEA is preliminary in nature; There is no certainty that the Dewey Burdock PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of enCore Energy Corp.

About enCore Energy Corp.

enCore Energy Corp. is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process through the use of natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024. Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

[1] Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.
[2] Dewey Burdock Preliminary Economic Assessment: Woodard & Curran and Rough Stock Mining Services (the "Dewey Burdock PEA") with an effective date of December 3, 2019

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies' ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; that results of past mining operations at the Alta Mesa and Rosita sites are indicative of the results of proposed mining activities at those sites; that a production decision will result in actual production commencing and that such production will be economically viable over time; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate;   increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies' annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/encore-energys-nrc-source-materials-license-for-dewey-burdock-project-now-final-and-effective-301775688.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/20/c9736.html

%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 20-MAR-23